SEPULVEDA DISTRIBUTORS, LLC
Notes to Financial Statements

(1) Organization and Nature of Business

Sepulveda Distributors, LLC (the "Company") is a Delaware limited liability company formed on November 15, 2012 with the U.S Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") as of April 29, 2014. The Company is engaged in a single line of business as a securities broker-dealer.

The Company is 100% owned by Crescent Capital Group, L.P. (the "Member"). The Member is registered as an investment adviser under the Advisers Act of 1940 as amended. The Member is 99.8% owned by Crescent Capital Group Holdings, LP ("CCG Holdings"), a Delaware limited partnership. CCG Holdings is managed by a group of experienced investment management professionals who specialize in providing investment products and services including senior bank loans, high yield debt, mezzanine debt, and distressed securities to middle-market companies.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

The following is a summary of significant accounting policies consistently followed by the Company.

(b) Cash

The Company maintains its cash in a bank deposit account, which at times may exceed the federally insured limits. No losses have been experienced to date related to such account. The Company monitors the financial condition of the financial institution and does not anticipate any losses due to its exposure.

(c) Deposits

The Company maintains a FINRA Flex-Funding Account. This account is used to pay invoices and fees formerly paid through the Web CRD system. As of December 31, 2015, the balance in the account is $1,804.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Income Taxes

As a limited liability company, the Company is generally not subject to income taxes; rather its net income and losses are passed through directly to the Member for inclusion in its taxable income or loss. Accordingly, no provision for federal and state income taxes has been made in the accompanying financial statements.

The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Open tax years are those that are open for exam by taxing authorities. The Company is subject to examination by state tax authorities for returns filed since inception.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as an income tax expense in the Statement of Operations. For the year ended December 31, 2015, the Company did not have a liability for any unrecognized tax benefits nor did it recognize any interest and penalties related to unrecognized tax benefits.

(f)   *Prepaid Expenses*

Prepaid expenses consist of prepaid regulatory and registration fees.

(3)   Related Party Transactions

(a)   *Due to Affiliate*

Amount due to affiliate of $3,000 relates to monies owed to the Member for expenses paid on behalf of the Company.

(b)   *Due from Affiliate*

Amount due from affiliate of $104,139 relates to commissions owed to the Company from the Member.

(c)   *Expense Sharing Agreement*

The Company and Member entered into an expense sharing agreement as of December 2013, which was amended and restated on May 27, 2015, whereas the Member agrees to make available office space, office equipment, administrative support and personnel at all times to the Company. The Member is solely responsible for the payment of any expenses incurred and those expenses are reflected in the Member's consolidated financial statements. The Company maintains a separate schedule of the allocable costs of the services.

(d)   *Commissions from Member*

The Company charges the Member a fee equal to 100% of the commissions expense. The Company recognized $104,139 in commissions from Member due to the commissions expense payable to an employee of the Member.

(e)   *Commissions Expense*

The Member entered into an employment agreement whereby the Company will make payments of bonus commissions on behalf of the Member. The Company recorded commissions expense of $104,139 as of December 31, 2015.

(4) New Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014—15 ("ASU 2014-15"), "Presentation of Financial Statements — Going Concern (Subtopic 205 — 40): Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern." ASU 2014-15 requires management to evaluate whether there are conditions or events that raise substantial doubt about the entity's ability to continue as a going concern, and to provide certain disclosures when it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued. Since this guidance is primarily around certain disclosures to the financial statements, the company anticipates no impact on our financial position, results of operations or cash flows from adopting this standard. The company is currently assessing the additional disclosure requirements, if any, of ASU 2014-15. ASU 2014-15 is effective for the annual period ending after December 31, 2016 and for annual periods and interim periods thereafter, with early adoption permitted.

In May 2014, the FASB issued ASU 2014-09 ("ASU 2014-09"), "Revenue from Contracts with Customers (Topic 606)." The guidance in this ASU supersedes the revenue recognition requirements in Topic 605, Revenue Recognition. Under the new guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2018 for nonpublic companies. The Company is currently evaluating the new guidance and has not determined the impact this standard may have on its financial statements nor has the Company decided upon the method of adoption.

(5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in SEC Rule 15c3-1, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital percentage would exceed 10 to 1). At December 31, 2015, the Company had net capital of $151,548:

		December 31, 2015
Net capital as a percent of aggregate indebtedness to net capital:		92.57%
Net capital	$	151,548
Less: required net capital		(9,353)
Excess net capital	$	142,195

SEPULVEDA DISTRIBUTORS, LLC
Notes to Financial Statements

(6) Subsequent Events

Due from affiliate balance of $104,139 was paid in January 2016.

Management has evaluated the activity of the Company through February 26, 2016, the date that the financial statements are available to be issued, and concluded that no further subsequent events have occurred that would require recognition or disclosure.

(7) Going Concern

The financial statements are prepared on a going concern basis. The Member has a reasonable expectation that the Company has adequate capital and liquidity to meet its obligations and to continue in operational existence for the foreseeable future. Accordingly, a going concern basis is used in preparing these financial statements.